UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

CASCADE CORPORATION

(Name of Subject Company)

CASCADE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Robert C. Warren, Jr.

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon 97024-9718

Telephone: (503) 669-6300

with a copy to:

Jack B. Schwartz

David G. Post

U.S. Bancorp Tower

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon 97204

Telephone: (503) 224-5858

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on November 2, 2012 (the “Schedule 14D-9”), by Cascade Corporation, an Oregon corporation (“Cascade”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“TICO”), to purchase all of Cascade’s outstanding shares of common stock, par value $0.50 per share (the “Shares”), at a price of $65.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated November 2, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time. The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Purchaser and TICO with the SEC on November 2, 2012.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

The subsection entitled “Legal Proceedings” is hereby amended to add the following as an additional paragraph:

On November 2, 2012, a putative shareholder class action complaint was filed in the Circuit Court of the State of Oregon for the County of Multnomah, captioned Joseph Polyak v. Robert C. Warren, Jr., et al., Case No.1211-13933. The complaint names as defendants Cascade, TICO, Purchaser, and the Individual Defendants (as defined in the preceding paragraph). The complaint alleges generally that Individual Defendants have breached their fiduciary duties and that Cascade, TICO and Purchaser aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants breached their fiduciary duties by attempting to sell Cascade to TICO by means of an unfair process and for an unfair price. The relief sought includes, among other things, an injunction prohibiting consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), accounting to Plaintiff and other members of the class for damages caused as a result of any breach of fiduciary duties, and the payment of plaintiff’s attorneys’ fees and costs. Cascade, TICO and Purchaser believe the plaintiff’s allegations lack merit.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press release issued by Cascade, dated November 5, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2012

CASCADE CORPORATION

By:	/s/ Robert C. Warren, Jr.
Name:	Robert C. Warren, Jr.
Title:	President and CEO